CERTIFICATE OF QUALIFIED PERSON

To accompany this technical report entitled: “Preliminary Economic Assessment Update for the Timok Project, Republic of Serbia”, prepared for Nevsun Resources Ltd. (the “issuer”) dated November 30, 2017, with an effective date September 01, 2017 (the “Technical Report”).

I, David McKay, residing in Wellington, Somerset, United Kingdom do hereby certify that:

1)	I am a Hydrogeologist with Phreatic Zone Ltd., with an office at 6 Reynolds, Langford Budville, Wellington, Somerset, United Kingdom;

2)	I am a graduate of the University of Newcastle 1988 and I obtained a BSc in Geology. I am also a graduate of the University of Birmingham 1993 and I obtained an MSc in Hydrogeology. I have practiced my profession continuously since 1988. My relevant experience includes site investigation, technical review, due diligence and preparation of feasibility studies for mine sites in UK, Australia, South Africa, Brazil, Ukraine, Poland and Papua New Guinea;

3)	I am a Member of the Australian Institute of Geoscientists, membership number 6920

4)	I have personally inspected the subject project on numerous occasions in 2016 and 2017

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 Standards of Disclosure for Mineral Projects(“NI 43-101”) and certify that by virtue of my education, affiliation to a professional association and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101;

6)	As a qualified person, I am independent of the issuer as defined in Section 1.5 of NI 43-101;

7)	I am the co-author of this report and responsible for sections 4.5.2 (water), 17.2.3, 20.2.7, 20.3.4 (water) and 25.4.2 as well as relevant parts of the Executive Summary and accept professional responsibility for those sections of this technical report;

8)	I have been employed as a consultant by Rakita Exploration d.o.o Bor since May 2016, prior to that I was not involved with the subject property

9)	I have read NI 43-101 and Form 43-101F1 and confirm that this Technical Report has been prepared in compliance therewith;

10)	As of 01 September 2017, to the best of my knowledge, information and belief, the portion of the Technical Report for which I am responsible contains all scientific and technical information that is required to be disclosed to make the portion of the Technical Report for which I am responsible not misleading.

Dated this 21st day of November 2017 in Wellington, Somerset, United Kingdom.

“original signed”

David McKay, BSc, MSC, MAIG Hydrogeologist Phreatic Zone Ltd.